LOAN AGREEMENT

Agreement made and entered into on DATE, 2020 by and among WIND HARVEST INTERNATIONAL, INC., a Delaware corporation, referred to in this agreement as the "Borrower," and WIND HARVEST PILOT PROJECT, INC., a Delaware corporation referred to in this agreement as the "Lender."

IT IS AGREED:

1. Loan.

a) Loan Amount. Subject to the terms and conditions of this Loan Agreement, the Borrower agrees to borrow from the Lender, and the Lender agrees to lend to the Borrower the amounts as requested in each Loan Disbursement Request, the aggregate of which will in no event total more than principal amount of Three Million Dollars ($3,000,000.00) ("Loan").

b) Loan Disbursement Request. Borrower may request disbursement of principal in variable amounts by written request to Lender. Lender will make available the principal disbursement requested within twenty-four hours of receipt of Borrower's written request. Each disbursement amount will be subject to the terms and conditions of the Loan Documents.

2. Loan Documents. Loan Documents shall include this Loan Agreement and the following:

c) Notes. The obligation to repay each disbursement of the Loan shall be evidenced by the Borrower's promissory note(s) referred to in this Agreement as the "Note," in substantially the form of Exhibit 1 attached to this Agreement. Each Note shall be repaid as follows:

1. Payment. Within 30 days following the end of each fiscal year before the maturity date of the Note, Borrower shall make a payment of the interest accrued for the most recently ended fiscal year. All principal and interest is due on the Maturity Date as provided in the Note.
2. Interest Rate. For Disbursement Group A, up to the first $550,000.00 of principal disbursed under a Note shall accrue interest at a fixed per annum rate equal to eleven percent (12.85%). For Disbursement Group B, principal disbursed between $550,001.00 and $3,000,000.00 shall accrue interest at a fixed per annum rate equal to nine percent (10.75%). Interest shall be computed on the basis of a three hundred sixty-five (365) day year and the actual number of days elapsed. Interest shall accrue on each Note commencing on, and including, the Funding Date as provided in the applicable Note, and shall accrue on the principal amount outstanding under the Note through and including the day on which the Note is paid in full.
3. Default Interest Rate. The Borrower specifically agrees that, on the occurrence of an event of default, as the term is defined in Paragraph 8, below, interest shall continue to accrue at the Interest Rate plus five percentage points (5.00%) (the "Default Rate"). Payment or acceptance of the increased interest rate provided in herein is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Lender. Lender shall be entitled to collect the Default Interest Rate before as well as after entry of any judgment, including judgment of foreclosure and sale, until payment in full of the balance due is made.
4. Late Charge. In the event that any installment of principal and/or interest is received by the Lender more than thirty days after the due date, a late payment charge of five percent of the payment due will be added in addition to interest at the rate provided in this Agreement. The Borrower agrees to pay the charge and interest, and failure to do so after 10 days' notice shall constitute a default under Paragraph 8 of this Agreement. This charge shall be in

addition to all other rights and remedies available to the Lender at law, in equity, or under this Agreement.

d) Security Agreement. To secure the faithful performance of this Agreement and the repayment of the Loan, the Borrower shall execute the Security Agreement in substantially the form of Exhibit 2 attached to the Agreement, which shall give, assign, and convey to the Lender, the collateral described therein.

3. Representations. The Borrower and Guarantors represent and warrant to the Lender as follows:

a) Good Standing. The Borrower is a corporation duly organized and existing, in good standing, under the laws of the jurisdiction of its incorporation. The Borrower has the corporate power to own its property and to carry on its business as now being conducted, and is duly qualified to do business in each jurisdiction in which the character of the properties owned by it in the jurisdiction or in which the transaction of its business makes the qualification necessary in the judgment of the Borrower.

b) Corporate Authority. The Borrower has full power and authority to enter into this Agreement, to borrow the funds, to execute and deliver the Note, and to incur the obligations provided for in this Agreement, all of which have been duly authorized by all proper and necessary corporate action. No consent or approval of stockholders or of any public authority is required as a condition to the validity of this Agreement or the Note.

c) Binding Agreement. This Agreement, the Security Agreement, and the Note constitutes the legal, valid, and binding obligation of the Borrower in accordance with its terms, subject to bankruptcy and insolvency laws and any other laws of general application affecting the rights and remedies of creditors.

d) Litigation. No proceedings are pending or, so far as the officers of the Borrower know, threatened before any court or administrative agency that, in the opinion of the officers of the Borrower, will materially adversely affect the financial condition or operations of the Borrower.

e) Binding Obligation. There is no charter, regulation, or preference stock provision of the Borrower and no provision of any existing mortgage, indenture, contract, or agreement binding on the Borrower or affecting its property, that would conflict with or in any way prevent the execution, delivery, or carrying out of the terms of this Agreement, the Note, and the Security Agreement.

f) Financial Condition. The Borrower is legally and factually solvent on the date of this Loan and covenants and agrees that it will remain in at least as good condition throughout the term of this Agreement. The Borrower further agrees to immediately advise the Lender of any material adverse change in its financial condition or operations, or of any litigation, claim, or cause of action that may bring about any material damage to the Borrower. The financial reports and tax returns of the Borrower previously delivered to the Lender are complete and current, and fairly presents the financial condition of the Borrower and the results of its operations and transactions as of the date and for the period referred to.

g) Use of Proceeds. Borrower shall use the proceeds of the Loan solely as working capital and to fund the construction and purchase of the Collateral, and not for personal, family, household or agricultural purposes.

4. Conditions of Loan. The obligation of the Lender to make the Loan is subject to the following conditions precedent:

a) Compliance. The Lender shall have received a certificate dated the date of the Loan and signed by an executive officer of the Borrower to the effect that (1) the Borrower has complied, and is then in compliance, with all the terms and covenants of this Agreement that are binding on it; (2) there exists no event of default as defined in Paragraph 8 and no event which, with the giving of notice or the lapse of time, or both, would constitute such an event of default; and (3) the representations and warranties contained in Paragraph 3 are true with the same effect as though they had been made at the time of the Loan.

b) Evidence of Corporate Action. The Lender shall have received certified copies of all corporate actions taken by the Borrower to authorize this Agreement, the Note and the borrowing, and such other papers as the Lender shall reasonably require.

c) No Changes In Borrower. Borrower shall not: (1) liquidate, dissolve or suspend its business; (2) sell, transfer or otherwise dispose of all or a majority of its assets, except that Borrower may sell its services or inventory in the ordinary course of its business; (3) enter into any merger, consolidation or similar reorganization unless it is the surviving corporation; (4) transfer all, or any substantial part of, its operations or assets outside of the United States of America; or (5) without 30 days advance written notice to Lender, change its name, state of incorporation or organization, or chief place of business. There shall be no transfer of more than a 25% ownership interest in Borrower by shareholders in any calendar year without Lender's prior written consent. All financial covenants of Borrower as provided herein or in any Security Agreement shall remain fully applicable to Borrower and shall not be violated by Borrower.

5. Subordination of Notes and Debentures. The Borrower's obligations under any debentures, bonds or notes, promissory notes, loans or other instruments of indebtedness issued or to be issued by the Borrower to any stockholder, subsidiary, affiliated or related corporation shall at all times be subject and subordinate to the Note.

6. Affirmative Covenants. Until payment in full of the Note and performance of all other obligations of the Borrower under this Agreement, the Borrower shall:

a) Maintain Existence and Current Legal Form of Business**.** (1) Maintain its existence and good standing in the state of its incorporation or organization, (2) maintain its current legal form of business indicated above, and (3) as applicable, qualify and remain qualified as a foreign corporation, general partnership, limited partnership, limited liability partnership or limited liability company in each jurisdiction in which such qualification is required.

b) Financial Statements. No later than 90 days after the close of each of the Borrower's fiscal years, furnish the Lender with a copy of Borrower's financial report;

c) Taxes. Pay and discharge all taxes, assessments, and governmental charges on it, its income, and its properties prior to the date on which penalties are attached, unless and to the extent only that the taxes shall be contested in good faith and by appropriate proceedings by the Borrower; and accrue all the taxes quarterly.

d) Insurance. Maintain general liability insurance on its operations and maintain fire hazard insurance of its properties with responsible insurance companies, in such amounts and against such risks, as is customarily maintained by similar businesses operating in the same vicinity, and furnish evidence and a detailed list of the insurance to the Lender, on request.

e) Litigation. Promptly notify the Lender of any litigation commenced or threatened against the Borrower involving $100,000 or more or affecting the conduct of its business.

f) Other Loan Documents. All affirmative covenants contained in any other Loan Documents executed by the Borrower which are hereby incorporated by reference.

7. Negative Covenants. Until payment in full of the Note and performance of all other obligations of the Borrower under this Agreement, the Borrower will not, without the prior express written consent of the Lender:

a) Loans. Make loans or advances to any person, firm, or corporation.

b) Changes in Business. Sell, assign, lease, transfer, or convey assets other than in the usual and regular course of business; merge or consolidate with any other corporation; enter into a joint venture or similar business arrangement with any third party; modify the nature and type of business presently engaged in; or do any act that may jeopardize the Borrower from continuing to exist as an independent business.

8. Default. The parties agree as follows regarding default:

a) Events of Default. The Note shall become immediately due and payable in full on the occurrence of any one or more of the following events of default:

1. Nonpayment of any installment of principal or of interest on the Note for a period of 10 days after it shall have become due and payable, whether at maturity, by notice of intention to prepay, or otherwise;

2. Failure to observe or perform any term, covenant, or agreement contained in Loan Documents for a period of 10 days or more;

3. Discovery that a representation or warranty made by the Borrower in the Loan Documents was incorrect in any material respect when made;

4. Transfer or disposition of any of the Collateral, except as expressly permitted by the Security Agreement.

5. The Borrower making an assignment for the benefit of creditors, filing a petition in bankruptcy, being adjudicated insolvent or bankrupt, petitioning or applying to any tribunal for any receiver or any trustee of the Borrower or any substantial part of its property, commencing any proceeding relating to the arrangement or readjustment of debt, or for dissolution or liquidation under any law or statute of any jurisdiction, whether now or later in effect, commencement of any such proceeding against the Borrower that remains undismissed for a period of 30 days, or acquiescence in or consent to any such proceeding or the appointment of any receiver of or any trustee for the Borrower or any substantial part of its property, or continuance of any such receivership or trusteeship undischarged for a period of 30 days;

6. A judgment against the Borrower or any attachment against its property for any amount in excess of $250,000 that remains unpaid, unstayed on appeal, undischarged, unbonded, or undismissed for a period of 15 days.

b) Waiver of Notice. The Borrower expressly waives any presentment, demand, protest, or other notice of any kind.

c) Disposition of Collateral. On the happening of any of the events of default, as defined in subparagraph (a), above, or the happening of any event that precipitates liability, the Lender may, in addition to all other remedies, enforce to the fullest extent all rights under the Security Agreement.

9. No Waiver. The Lender shall not by any act of omission or commission be deemed to waive any of its rights or remedies under this Agreement unless the waiver is in writing and signed by Lender, and then only to the extent specifically set forth in the waiver. A waiver of one event shall not be construed as continuing or as a bar to or waiver of the right or remedy on a subsequent event.

10. Waiver of Jury Trial. BORROWER AND LENDER UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY OF THE OTHER LOAN DOCUMENTS, ANY OF THE INDEBTEDNESS SECURED HEREBY, ANY DEALINGS AMONG BORROWER AND/OR LENDER RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION OR ANY RELATED TRANSACTIONS, AND/OR THE RELATIONSHIP THAT IS BEING ESTABLISHED AMONG BORROWER AND/OR LENDER. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT. THIS WAIVER IS IRREVOCABLE. THIS WAIVER MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING. THE WAIVER ALSO SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENTS, OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THIS TRANSACTION OR ANY RELATED TRANSACTION. THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

11. Governing Law and Jurisdiction.

a) THIS AGREEMENT, THE OTHER LOAN DOCUMENTS (EXCLUDING THOSE LOAN DOCUMENTS THAT BY THEIR OWN TERMS ARE EXPRESSLY GOVERNED BY THE LAWS OF ANOTHER JURISDICTION) AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA (WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAWS OTHER THAN THE LAWS OF THE STATE OF CALIFORNIA), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, REGARDLESS OF THE LOCATION OF THE COLLATERAL, PROVIDED, HOWEVER, THAT IF THE LAWS OF ANY JURISDICTION OTHER THAN CALIFORNIA SHALL GOVERN IN REGARD TO THE VALIDITY, PERFECTION OR EFFECT OF PERFECTION OF ANY LIEN OR IN REGARD TO PROCEDURAL MATTERS AFFECTING ENFORCEMENT OF ANY LIENS IN COLLATERAL, SUCH LAWS OF SUCH OTHER JURISDICTIONS SHALL CONTINUE TO APPLY TO THAT EXTENT.

b) Submission to Jurisdiction. Any legal action or proceeding with respect to the Loan Documents shall be brought exclusively in the courts of the State of California located in the City of Davis, County of Yolo, or of the United States of America for the Eastern District of California and, by execution and delivery of this Agreement, Borrower hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. Notwithstanding the foregoing, Lender shall have the right to bring any action or proceeding against Borrower (or any property of Borrower) in the court of any other jurisdiction Lender deems necessary or appropriate in order to realize on any security for the Loan or foreclose on any property of Borrower. The parties hereto hereby irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, that any of them may now or hereafter have to the bringing of any such action or proceeding in such jurisdictions.

c) Service of Process. Borrower irrevocably waives personal service of any and all legal process, summons, notices and other documents and other service of process of any kind and consents to such service in any suit, action or proceeding brought in the United States of America with respect to or otherwise arising out of or in connection with any Loan Document by any means permitted by applicable requirements of law, including by the mailing thereof (by registered or certified mail, postage prepaid) to the address of Borrower specified herein (and shall be effective when such mailing shall be effective, as provided therein). Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

d) Non-exclusive Jurisdiction. Nothing contained in this Paragraph 11 shall affect the right of Lender to serve process in any other manner permitted by applicable requirements of law or commence legal proceedings or otherwise proceed against Borrower in any other jurisdiction.

12. Notices. All notices, consents, requests, approvals, demands, or other communication (collectively, "**Communication**") by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below. Lender or Borrower may change its mailing address or facsimile number by giving the other party written notice thereof in accordance with the terms of this Section 14.

If to Borrower:	Wind Harvest International Inc 980 9th Street Fl. 16 Sacramento CA 95814
If to Lender:	Wind Harvest Pilot Project Inc 980 9th Street Fl. 16 Sacramento CA 95814

13. Modification. No modification, amendment or waiver of any provision or any of the Loan Documents shall be effective unless in writing and signed by the Borrower and Lender.

14. Attorney's fees. In the event the Borrower shall default in any of its obligations hereunder and Lender believes it necessary to employ an attorney to assist in the enforcement or collection of the indebtedness of the Borrower to Lender, to enforce the terms and provisions of the Loan Documents, to modify the Loan Documents, or in the event Lender voluntarily or otherwise should become a party to any suit or legal proceeding, including a proceeding conducted under the Bankruptcy Code, Borrower agrees to pay Lender's reasonable attorney's fees and all related costs of collection or enforcement that may be incurred by Lender. Borrower shall be liable for such attorney's fees and costs whether or not any suit or proceeding is actually commenced.

15. Lender Making Required Payments. In the event Borrower shall fail to maintain insurance, pay taxes or assessments, costs and expenses which Borrower is, under any of the terms hereof or of any Loan Documents, required to pay, or fail to keep any of the properties and assets constituting collateral free from new security interests, liens or encumbrances, except as permitted the Loan Documents, Lender may, at its election, make expenditures for any or all such purposes and the amounts expended together with interest thereon at the Note rate per annum, plus 5%, but not to exceed the maximum legal rate, shall become immediately due and payable to Lender, and shall have the benefit of and be secured by the Security Agreement; provided, however, Lender shall be under no obligation or duty to make any such payments or expenditures.

16. Right of Offset. Any indebtedness owing from Lender to Borrower may be set off and applied by Lender on any indebtedness or liability of Borrower to Lender, at any time and from time to time after maturity, whether by acceleration or otherwise, and without demand or notice to Borrower. Lender may sell participations in or make assignments of any Loan made under this Agreement, and Borrower agrees that any such participant or assignee shall have the same right of setoff as is granted to the Lender herein.

17. Modification and Renewal Fees. Lender may, at its option, charge any fees for modification, renewal, extension or amendment of any terms of the Note(s) permitted by law.

18. Conflicting Provisions. If provisions of this Agreement shall conflict with any terms or provisions of the Security Agreement, the Security Agreement shall take priority over any provisions in this Agreement.

19. Counterparts. This Agreement may be executed by one or more parties on any number of separate counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

20. Entire Agreement. The Loan Documents embody the entire agreement between Borrower and Lender with respect to the loan, and there are no oral or parol agreements existing between Lender and Borrower with respect to the loans which are not expressly set forth in the Loan Documents.

IN WITNESS WHEREOF the Lender and Borrower have caused this Agreement to be duly executed under seal all as of the date first above written.

BORROWER:

WIND HARVEST INTERNATIONAL, INC.
a Delaware corporation

Signature: Kevin Wolf

Name: Kevin Wolf

Title: President/CEO

Date: June 5, 2020

LENDER:

WIND HARVEST PILOT PROJECT, INC.
a Delaware corporation

Signature:___ C. Fitzgerald

Name: Cornelius Fitzgerald

Title: CFO

Date: June 5, 2020